UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

292052 10 7

(CUSIP Number)

Louis R. Cappelli
c/o Cappelli Enterprises, Inc.
115 Stevens Avenue
Valhalla, NY 10595
Attention: Louis R. Cappelli

With a copy to:

Herrick, Feinstein LLP
2 Park Avenue
New York, NY 10016
Attention: Louis Goldberg, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Louis R. Cappelli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,796,572 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,796,572 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,796,572 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.92% (2)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement (the “Amendment”) dated April 28, 2008, made by and between Empire and LRC; (ii) 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008; and (iii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment. Louis R. Cappelli is the sole member and the managing member of LRC. Louis R. Cappelli is also the managing member of Cappelli Resorts LLC. Through his ownership interest in Cappelli Resorts, Louis R. Cappelli owns a controlling interest in Concord.

(2) Based upon a total of 31,335,411 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: LRC Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,622,060 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,622,060 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,622,060 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.18% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes (i) 811,030 shares of Common Stock purchased by LRC Acquisition LLC (“LRC”) on April 29, 2008 pursuant to that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement (the “Amendment”) dated April 28, 2008, made by and between Empire and LRC; and (ii) 811,030 shares of Common Stock purchased by LRC on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment. Louis R. Cappelli is the sole member and the managing member of LRC.

(2) Based upon a total of 31,335,411 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment.

CUSIP No. 292052 10 7

1.	Name of Reporting Persons: Cappelli Resorts LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,174,512 shares (1)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,174,512 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,174,512 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.75% (2)

14.	Type of Reporting Person (See Instructions): OO

(1) Includes 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC (“Cappelli Resorts”) by Concord Associates, L.P. (“Concord”), effective as of May 1, 2008. Louis R. Cappelli is the managing member of Cappelli Resorts LLC. Through his ownership interest in Cappelli Resorts, Louis R. Cappelli also owns a controlling interest in Concord.

(2) Based upon a total of 31,335,411 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of March 31, 2008, made by and between Empire Resorts, Inc. (“Empire”) and LRC Acquisition LLC (“LRC”), as amended by Amendment No. 1 to Stock Purchase Agreement (the “Amendment”) dated April 28, 2008, made by and between Empire and LRC.

This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on April 10, 2008 by Louis R. Cappelli in connection with the common stock of Empire Resorts, Inc (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D, effective as of May 1, 2008, by Louis R. Cappelli and LRC Acquisition LLC, as further amended by Amendment No. 2 to Schedule 13D, effective as of May 16, 2008, by Louis R. Cappelli, LRC Acquisition LLC and Cappelli Resorts LLC (the Original Schedule 13D, as amended, the “Schedule 13D”). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

          Item 3 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

          811,030 shares of Common Stock were purchased by LRC using working capital funds on April 29, 2008 pursuant to that certain Stock Purchase Agreement (the “Stock Purchase Agreement”) dated as of March 31, 2008, made by and between Empire and LRC, as amended by Amendment No. 1 to Stock Purchase Agreement (the “Amendment”) dated April 28, 2008, made by and between Empire and LRC. The aggregate amount of funds used to make such purchase was $1,000,000. An additional 811,030 shares of Common Stock were purchased by LRC using working capital funds on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment, using funds in the aggregate amount of $1,000,000.

          2,500,000 shares of Common Stock (the “Concord Shares”) were purchased by Concord Associates, L.P. (“Concord”) using working capital funds on January 26, 2007 in connection with the exercise of an option to purchase shares of Common Stock at $7.50 per share which was granted by Empire to Concord pursuant to the terms and provisions of that certain Stock Option Agreement (the “Option Agreement”), dated November 12, 2004, by and between Empire and Concord, as amended. The aggregate amount of funds used to make such purchase was $18,750,000. Effective as of May 1, 2008, Concord distributed the Concord Shares to its members, and in connection with such distribution, Cappelli Resorts received 1,174,512 shares of Empire’s Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced by the following:

(a)

Cappelli has an indirect ownership interest in an aggregate of 2,796,572 shares representing approximately 8.92% of Empire’s Common Stock (based upon a total of 31,335,411 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment). The 2,796,572 shares consist of (i) the 811,030 shares of Common Stock purchased by LRC on April 29, 2008, (ii) the 1,174,512 shares of Common Stock distributed to Cappelli Resorts LLC by Concord, effective as of May 1, 2008 and (iii) the 811,030 shares of Common Stock purchased by LRC on June 2, 2008.

LRC has a direct ownership interest in 1,622,060 shares representing approximately 5.18% of Empire’s Common Stock (based upon a total of 31,335,411 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment).

Cappelli Resorts has a direct ownership interest in 1,174,512 shares representing approximately 3.75% of Empire’s Common Stock (based upon a total of 31,335,411 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 30,524,381 shares of Common Stock outstanding as of May 8, 2008 as reported in Empire Resorts, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008 and (ii) 811,030 shares of Common Stock issued on June 2, 2008 pursuant to the Stock Purchase Agreement, as amended by the Amendment).

(b)	Cappelli has the shared power to dispose of or direct the disposition of 2,796,572 shares of Common Stock held of record by Cappelli Resorts and by LRC as more fully described in Item 4 above.

LRC has the shared power to dispose of or direct the disposition of 1,622,060 shares of Common Stock held of record by LRC as more fully described in Item 4 above.

Cappelli Resorts has the shared power to dispose of or direct the disposition of 1,174,512 shares of Common Stock held of record by Cappelli Resorts as more fully described in Item 4 above.

(c)	Other than the transactions described in Item 4 herein, there have been no purchases or sales of Empire’s Common Stock by the Reporting Persons within the last sixty (60) days.

(d)

Except as set forth herein, no person other than each respective owner referred to herein of Empire’s Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e)	Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2008

/s/ LOUIS R. CAPPELLI

LOUIS R. CAPPELLI

LRC ACQUISITION LLC

By:	/s/ LOUIS R. CAPPELLI

Louis R. Cappelli, Managing Member

CAPPELLI RESORTS LLC

By:	/s/ LOUIS R. CAPPELLI

Louis R. Cappelli, Managing Member